EXHIBIT 99.1
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NEWS RELEASE

June 23, 2003

ARC ENERGY TRUST ANNOUNCES MINOR PROPERTY DISPOSITION
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CALGARY, JUNE 23, 2003 (AET.UN AND ARX - TSX) ARC Energy Trust (the "Trust")
announces that it has entered into agreements with third parties for its previously announced disposition of minor properties. Total proceeds from the transactions will be approximately $77 million. Current production from the properties is approximately 3,700 boe/d and established reserves at January 1, 2003 were 9.3 million barrels of oil equivalent of which 40 per cent were crude oil and natural gas liquids. Proceeds from the dispositions will be used to reduce the indebtedness of the corporation. Both transactions are expected to close by early August.


ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer

    For further information about ARC Energy Trust, please visit our website
                        www.arcresources.com or contact:

                 Investor Relations, E-mail: ir@arcresources.com
Telephone: (403) 503-8600                                   Fax: (403) 509-6417
                            Toll Free 1-888-272-4900

                               ARC Resources Ltd.
                        Suite 2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9